Exhibit (a)(5)(F)

NEWS RELEASE

December 17, 2015

NCR CORPORATION ANNOUNCES FINAL RESULTS OF TENDER OFFER

DULUTH, Georgia – December 17, 2015 – NCR Corporation (NYSE: NCR) today announced the final results of its modified “Dutch auction” tender offer, which expired at 12:00 midnight, New York City time, on Friday, December 11, 2015.  Shareholders of NCR had the opportunity to tender shares of NCR’s common stock pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $26.00 per share and not greater than $29.50 per share or (ii) purchase price tenders, which were deemed to have been tendered at the minimum price of $26.00 per share, in either case net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2015, and the related Letter of Transmittal.

Based on the final count by the depositary for the tender offer, NCR accepted for purchase approximately 37.4 million shares of NCR’s common stock at a purchase price of $26.75 per share, for a total cost of approximately $1.0 billion, excluding fees and expenses related to the tender offer. The repurchased shares represent approximately 22.0% of NCR’s common stock outstanding as of November 9, 2015.

The tender offer was oversubscribed. Pursuant to the terms of the tender offer, shares were accepted on a pro rata basis, except for tenders of odd lots, which were accepted in full. NCR has determined that the proration factor for the tender offer, after giving effect to the priority of odd lots, is approximately 91.2%. The depositary will promptly pay for the shares accepted for purchase and will return all other shares tendered and not purchased.

J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated served as dealer managers for the tender offer. Shareholders who have questions or would like additional information about the tender offer may contact the information agent for the tender offer, Georgeson Inc., at (888) 497-9677 (toll-free).

About NCR Corporation

NCR Corporation (NYSE: NCR) is the global leader in consumer transaction technologies, turning everyday interactions with businesses into exceptional experiences. With its software, hardware, and portfolio of services, NCR enables nearly 550 million transactions daily across the financial, retail, hospitality, travel, telecom and technology industries. NCR solutions run the everyday transactions that make your life easier.

NCR is headquartered in Duluth, Georgia with over 30,000 employees and does business in 180 countries. NCR is a trademark of NCR Corporation in the United States and other countries. NCR encourages investors to visit its web site which is updated regularly with financial and other important information about NCR.

Website: www.ncr.com
Twitter: @NCRCorporation
Facebook: www.facebook.com/ncrcorp
LinkedIn: http://linkd.in/ncrgroup
YouTube: www.youtube.com/user/ncrcorporation

Forward-Looking Statements
This release contains forward-looking statements. Forward-looking statements use words such as “expect,” “anticipate,” “outlook,” “intend,” “believe,” “will,” “should,” “would,” “could” and words of similar meaning.

Statements that describe or relate to NCR’s plans, goals, intentions, strategies or financial outlook, and statements that do not relate to historical or current fact, are examples of forward-looking statements. Forward-looking statements are based on NCR’s current beliefs, expectations and assumptions, which may not prove to be accurate, and involve a number of known and unknown risks and uncertainties, many of which are out of NCR’s control. Forward-looking statements are not guarantees of future performance, and there are a number of important factors that could cause actual outcomes and results to differ materially from the results contemplated by such forward-looking statements, including factors relating to: our ability to achieve the potential benefits of the Blackstone investment; the price and time at which we may make any additional share repurchases following completion of the tender offer, the number of shares acquired in such repurchases and the terms, timing, costs and interest rate on any indebtedness incurred to fund such repurchases; domestic and global economic and credit conditions, including, in particular, market conditions and investment trends in the retail industry, and economic and market conditions in China and Russia; the impact of our indebtedness and its terms on our financial and operating activities; our ability to successfully introduce new solutions and compete in the information technology industry; the transformation of our business model and our ability to sell higher-margin software and services; our ability to improve execution in our sales and services organizations; defects or errors in our products or problems with our hosting facilities; manufacturing disruptions; collectability difficulties in subcontracting relationships in emerging industries; the historical seasonality of our sales; foreign currency fluctuations; the availability and success of acquisitions, divestitures and alliances, including the acquisition of Digital Insight; our pension strategy and underfunded pension obligation; the success of our ongoing restructuring plan; tax rates; compliance with data privacy and protection requirements; reliance on third party suppliers; development and protection of intellectual property; workforce turnover and the ability to attract and retain skilled employees; environmental exposures from our historical and ongoing manufacturing activities; uncertainties with regard to regulations, lawsuits, claims and other matters across various jurisdictions; and the other risks and uncertainties described in NCR’s filings with the Securities and Exchange Commission (the “SEC”), including under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in NCR’s annual report on Form 10-K for the year ended December 31, 2014 filed with the SEC on February 27, 2015 and in any of NCR’s subsequently filed Form 10-Qs. Any forward-looking statement speaks only as of the date on which it is made. NCR does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

News Media Contact
Lou Casale
NCR Corporation
212.589.8415
lou.casale@ncr.com

Investor Contact
Gavin Bell
NCR Corporation
212.589.8468
gavin.bell@ncr.com